VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time November 24, 2025.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote during the meeting, please attend the Annual General Meeting, to be held at Meeting Room 2, 6th Floor, Nanshan Shuixing Huayuan Premium Selection Hotel, No. 13 Keji Road, Science and Technology Park, Nanshan District, Shenzhen, Guangdong Province, People's Republic of China on November 26, 2025 at 9:30 am (local time).

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting - CDT Environmental Technology Investment Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS

PROPOSAL 1 – SHARE CONSOLIDATION PROPOSAL

RESOLVED AS AN ORDINARY RESOLUTION that, with effect as of the date within one (1) calendar year after the conclusion of the Meeting to be determined by the Board:

(a) every twenty five (25) issued and unissued existing Class A Ordinary Shares of US$0.0025 par value each, be consolidated into one (1) class A ordinary share of US$0.0625 par value each (the Consolidated Class A Ordinary Shares), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the existing Class A Ordinary Shares of the Company as set out in the existing Memorandum and Articles;

(b) every twenty five (25) issued and unissued existing Class B Ordinary Shares of US$0.0025 par value each be consolidated into one (1) class B ordinary share of US$0.0625 par value each (the Consolidated Class B Ordinary Shares), where such Consolidated Class B Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the existing Class B Ordinary Shares of the Company as set out in the existing Memorandum and Articles, such that the authorised share capital of the Company shall become US$250,000 divided into (a) 3,760,000 class A ordinary shares of a par value of US$0.0625 each and (b) 240,000 class B ordinary shares of a par value of US$0.0625 each (collectively, the Share Consolidation);

(c) all fractional entitlements to the issued Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and

(d) the Board be authorised and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the effective date of the Share Consolidation and any other changes to the Company's authorised share capital in connection with and as necessary to effect the Share Consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL 2 – CHARTER AMENDMENT PROPOSAL

RESOLVED AS A SPECIAL RESOLUTION that, subject to and immediately following the Share Consolidation being effected, the third amended and restated memorandum and articles of association of the Company, the form of which is attached to this notice as Appendix 1 (the Third Restated MAA), be adopted in its entirety and in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company with effect from the date the Share Consolidation takes effect.

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL 3 – EXECUTIVE DIRECTOR APPOINTMENT PROPOSAL

RESOLVED AS AN ORDINARY RESOLUTION that Mr. Ling Kai be and is hereby appointed as an executive director of the Company with immediate effect, to serve until such person shall resign, be removed or otherwise leave office.

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL 4 – INDEPENDENT DIRECTOR APPOINTMENT PROPOSAL

RESOLVED AS AN ORDINARY RESOLUTION that Mr. Chen Xi be and is hereby appointed as an independent director of the Company with immediate effect, to serve until such person shall resign, be removed or otherwise leave office.

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL 5 – ADJOURNMENT OF MEETING

RESOLVED AS AN ORDINARY RESOLUTION that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date ______________ **Signature** ______________ **Signature, if held jointly** ______________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

CDT Environmental Technology Investment Holdings Limited
Annual General Meeting of Shareholders
November 26, 2025
at 9:30 a.m. (Local Time)

Proxy Material for this Meeting is available online at:
https://ts.vstocktransfer.com/irhlogin/I-CDTG

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, being a registered holder of shares in CDT Environmental Technology Investment Holdings Limited (the “Company”), hereby appoints the Chairman of the Annual General Meeting as proxy to attend and act on behalf of the undersigned at the Annual General Meeting of the Company and at any adjournment(s) or postponement(s) thereof. Each share is entitled to one vote.

The proxy is authorized to vote on the resolutions set out in the notice convening the meeting as indicated above, or if no indication is given, to vote as the proxy thinks fit. The proxy is also entitled to vote at their discretion on any other resolution properly put to the meeting.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by CDT Environmental Technology Investment Holdings Limited materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

Email Address: ______________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)